DMC Global Inc.

11800 Ridge Parkway, Suite 300

Broomfield, Colorado 80021

March 29, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DMC Global Inc.

Registration Statement on Form S-3

Filed March 16, 2023

File No. 333-270618

Ladies and Gentlemen:

On behalf of DMC Global Inc., (the “Company”) I hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned registration statement so that it may become effective at 10:00 a.m. Eastern Time on Friday, March 31, 2023, or as soon thereafter as practicable.

Please call or email our counsel, John A. Elofson of Davis Graham & Stubbs LLP at (303) 892-7335, should you have any further questions or comments.

Very truly yours,

DMC Global Inc.

/s/ Michelle H. Shepston
Chief Legal Officer